Exhibit 99.5

The Real Brokerage Inc. Announces Second Quarter 2023 Financial Results

TORONTO and NEW YORK – The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX), the fastest-growing publicly traded real estate brokerage, announced results for its second quarter ended June 30, 2023.

“The second quarter was an inflection point for our company, with the achievement of adjusted EBITDA profitability earlier than anticipated, and I’m enormously proud of the work that our employees and agents have put in to get us here,” said Tamir Poleg, Chairman and Chief Executive Officer. “Real now has an agent base that is more than twice the size it was a year ago, placing us in a strong position in the back half of the year. We are focused on executing Real’s mission to reinvent the way that consumers purchase homes, and I am excited to announce that we plan to release the first version of our new consumer app at our annual RISE conference in October later this year.”

Q2 2023 Financial Highlights

●	Revenue increased 65% year-over-year to $185.3 million.

●	Gross profit increased 91% year-over-year to $17.8 million.

●	Adjusted EBITDA profit of $2.6 million, compared to a $583,000 loss in Q2 2022.

●	Net loss attributable to owners of the Company of $4.1 million, compared to $4.2 million from Q2 2022.

●	Loss per share of $0.02, unchanged from Q2 2022.

●	Unrestricted cash and investments increased by $8.6 million during the quarter. As of June 30, 2023 the Company held $17.2 million in cash and an additional $10.9 million held in investments in financial assets, not including $29.6 million of restricted cash associated with customer deposits.

●	The Company repurchased 601,000 common shares for $806,000 pursuant to its normal course issuer bid.

Q2 2023 Operational Highlights

●	Reached nearly 11,500 agents at the end of the second quarter, a 105% year-over-year increase.

●	The number of transactions executed in Q2 2023 grew 72% year-over-year to 17,537, and the total value of completed real estate transactions grew 66% year-over-year to $7.0 billion.

●	Commission revenue per productive agent was $34,700, below $41,400 in Q2 2022 but significantly improved from $26,000 in Q1 2023. These agents on average closed 3.4 transactions during the quarter, compared to 3.8 in Q2 2022 and 2.7 in Q1 2023.

●	Operating expenses per transaction, excluding revenue share, declined 12% year-over-year to $788.

●	As of June 30, 2023, Real’s headcount efficiency ratio, defined as full-time brokerage employees excluding Real Title and One Real Mortgage (formerly LemonBrew Lending) employees, divided by the number of agents on our platform, was 1 to 113. This is little changed from 1 to 114 in Q1 2023 and represents a significant improvement from 1 to 62 as of Q2 2022.

●	Subsequent to the end of the quarter, Real announced it intends to voluntarily delist from the Toronto Stock Exchange. Shares will be delisted effective as of close of markets on August 11, 2023 and will continue to trade on Nasdaq Capital Market under the same ticker.

●	Subsequent to the end of the quarter, Real announced the public release of Leo, its new AI-powered virtual concierge that is fully integrated into the reZEN transaction management platform. Leo can answer agent questions in real time 24/7, leveraging Real’s extensive proprietary knowledge base to save agents time and make our already lean support team even more efficient. Real will host a live webinar to showcase Leo’s capabilities today, August 9, at 12 p.m. ET. All interested parties can join by registering here.

The Company will discuss the results on a conference call and live webcast today at 11:00 a.m. ET.

Conference Call Details:

Date:	Wednesday, August 9, 2023
Time:	11:00 a.m. ET

Dial-in Number:	North American Toll Free: 877-545-0523
International: 973-528-0016
Access Code:	774191
Webcast:	https://www.webcaster4.com/Webcast/Page/2699/48756

Replay Number:	North American Toll Free: 877-481-4010
International: 919-882-2331
Passcode:	48756
Replay Link:	https://www.webcaster4.com/Webcast/Page/2699/48756

Additional information concerning Real’s audited consolidated financial statements and related management’s discussion and analysis for the three months ended June 30, 2023 can be found on the Company’s profile at www.sedarplus.ca.

Non-IFRS Measures

This news release includes reference to “Adjusted EBITDA”, which is a non-International Financial Reporting Standards (“IFRS”) financial measure. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA is used as an alternative to net income by removing major non-cash items such as amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers non-operating in nature. Adjusted EBITDA has no direct comparable IFRS financial measures. The Company has used or included these non-IFRS measures solely to provide investors with added insight into Real’s financial performance. Readers are cautioned that such non-IFRS measures may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our Adjusted EBITDA for the three months ended June 30, 2023 and 2022 is presented in the table below labeled Reconciliation of Total Comprehensive Loss Attributable to Owners of the Company to Adjusted EBITDA.

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITIONS

(Expressed in thousands of U.S. dollars)

UNAUDITED

	Unaudited	Audited
	June 30, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$17,165	$10,846
Restricted cash	29,580	7,481
Investments in financial assets	10,911	7,892
Trade receivables	1,925	1,547
Other receivables	52	74
Prepaid expenses and deposits	1,059	529
TOTAL CURRENT ASSETS	60,692	28,369
NON-CURRENT ASSETS
Intangible assets	3,314	3,708
Goodwill	10,174	10,262
Property and equipment	1,466	1,350
Right-of-use assets	-	73
TOTAL NON-CURRENT ASSETS	14,954	15,393
TOTAL ASSETS	75,646	43,762

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	1,146	474
Accrued liabilities	21,280	11,866
Customer deposits	29,580	7,481
Other payables	1,354	1,188
Lease liabilities	-	96
TOTAL CURRENT LIABILITIES	53,360	21,105
NON-CURRENT LIABILITIES
Warrants outstanding	324	242
TOTAL NON-CURRENT LIABILITIES	324	242
TOTAL LIABILITIES	53,684	21,347

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS
Share premium	56,266	63,204
Stock-based compensation reserves	32,024	25,083
Deficit	(62,217)	(50,704)
Other reserves	(272)	(469)
Treasury stock, at cost	(4,328)	(14,962)
EQUITY ATTRIBUTABLE TO OWNERS	21,473	22,152
Non-controlling interests	489	263
TOTAL EQUITY	21,962	22,415
TOTAL LIABILITIES AND EQUITY	75,646	43,762

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in thousands of U.S. dollars, except for per share amounts)

UNAUDITED

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Revenues	$185,332	$112,356	$293,177	$174,005
Commissions and other agent-related costs	167,573	103,064	264,610	158,851
Gross Profit	17,759	9,292	28,567	15,154

General and administrative expenses	9,654	6,116	18,292	11,490
Marketing expenses	10,266	5,700	17,950	9,416
Research and development expenses	1,579	1,680	3,103	2,719
Operating Loss	(3,740)	(4,204)	(10,778)	(8,471)

Other income	40	257	68	436
Finance expenses, net	(272)	(208)	(577)	(372)
Net Loss	(3,972)	(4,155)	(11,287)	(8,407)
Net income attributable to noncontrolling interests	146	53	226	114
Net Loss Attributable to the Owners of the Company	(4,118)	(4,208)	(11,513)	(8,521)
Other comprehensive income/(loss):
Cumulative (gain)/loss on investments in debt instruments classified as FVTOCI reclassified to profit or loss	42	(116)	135	(393)
Foreign currency translation adjustment	(85)	190	62	394
Total Comprehensive Loss Attributable to Owners of the Company	(4,161)	(4,134)	(11,316)	(8,520)
Total Comprehensive Income Attributable to NCI	146	53	226	114
Total Comprehensive Loss	(4,015)	(4,081)	(11,090)	(8,406)
Loss per share
Basic and diluted loss per share	(0.02)	(0.02)	(0.06)	(0.05)
Weighted-average shares, basic and diluted	179,764	178,330	178,252	178,330

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(U.S. dollar in thousands)

UNAUDITED

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
OPERATING ACTIVITIES
Net Loss	$(3,972)	$(4,155)	$(11,287)	$(8,407)
Adjustments for:
Depreciation	284	135	553	138
Equity-settled share-based payment	6,075	274	11,836	1,211
Finance costs	116	100	299	209
Loss on short term investments	-	(339)	-	(135)
Stock Compensation Payable (RSU)	-	2,481	-	4,051
Changes in operating asset and liabilities:
Trade receivables	(526)	111	(378)	14
Other receivables	23	21	22	(43)
Prepaid expenses and deposits	(306)	149	(530)	(851)
Accounts payable	776	517	672	565
Accrued liabilities	6,333	3,554	9,414	4,955
Customer deposits	14,144	(1,590)	22,099	11,281
Other payables	641	7	166	471
NET CASH PROVIDED BY OPERATING ACTIVITIES	23,588	1,265	32,866	13,459

INVESTING ACTIVITIES
Purchase of property and equipment	(110)	(249)	(250)	(625)
Acquisition of subsidiaries	-	-	-	(7,445)
Investment Deposits in Debt Instruments held at FVTOCI	(3,223)	3,989	(3,729)	3,989
Investment Withdrawals in Debt Instruments held at FVTOCI	845	-	845	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(2,488)	3,740	(3,134)	(4,081)

FINANCING ACTIVITIES
Purchase of common shares for Restricted Share Unit (RSU) Plan	(810)	(1,180)	(1,411)	(5,692)
Proceeds from exercise of stock options	146	24	212	47
Payment of lease liabilities	(16)	(22)	(96)	(45)
Cash disbursements for non-controlling interest		(43)	-	(43)
NET CASH USED IN FINANCING ACTIVITIES	(680)	(1,221)	(1,295)	(5,733)

Net change in cash, cash equivalents and restricted cash	20,420	3,783	28,437	3,645
Cash, cash equivalents and restricted cash, beginning of period	26,411	28,988	18,327	29,129
Fluctuations in foreign currency	(87)	(252)	(19)	(254)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ENDING BALANCE	$46,745	$32,520	$46,745	$32,520

SUPPLEMENTAL DISCLOSURE OF NON CASH ACTIVITIES
Share-based compensation as part of Expetitle acquisition	-	-	-	4,325
Increase in non-controlling interest	146	-	226	-

THE REAL BROKERAGE INC.

RECONCILIATION OF TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO OWNERS OF THE

COMPANY TO ADJUSTED EBITDA

(U.S. dollar in thousands)

UNAUDITED

	For the Three Months Ended		For the Six Months Ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Total Comprehensive Loss Attributable to Owners of the Company	(4,161)	(4,134)	(11,316)	(8,520)
Add/(Deduct):
Finance Expenses, net	272	208	577	372
Net Income Attributable to Noncontrolling Interest	146	53	226	114
Cumulative (Gain)/Loss on Investments in Debt Instruments Classified as at FVTOCI Reclassified to Profit or Loss	(42)	116	(135)	393
Depreciation	284	135	553	138
Stock-Based Compensation	6,075	2,884	11,836	6,062
Restructuring Expenses	44	-	85	-
Other Professional Expenses	-	155	-	281
Adjusted EBITDA	2,618	(583)	1,826	(1,160)

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real’s growth and the business and strategic plans of the Company.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to assumptions regarding Real’s business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets; the impact of increased interest rates; economic and industry downturns; the Company’s ability to continuously innovate, and the dependability of the Company’s platform; the Company’s ability to successfully launch new technologies, including Leo, its AI-powered virtual concierge, and consumer experience platform; the Company’s ability to attract new agents and retain current agents; the loss of key personnel; the Company’s ability to expand its brokerage and adjacent services businesses; the Company’s ability to carefully manage its expense structure and continue to grow; the Company’s ability to compete successfully in the markets in which it operates; the Company’s ability to sustain adjusted EBITDA profitability; the impact of cybersecurity incidents and the potential loss of critical and confidential information; the effect of claims, lawsuits and other proceedings that the Company is subject to from time to time; the impact of natural disasters and catastrophic events; compliance with the laws to which the Company is subject and the Company’s ability to protect its intellectual property rights. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real

The Real Brokerage Inc. is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 47 states, D.C., and four Canadian provinces with over 11,000 agents. Additional information can be found on its website at www.onereal.com.

Contact Information

For additional information, please contact:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Director, Communications

elisabeth@therealbrokerage.com

201.564.4221